185 International Drive Portsmouth, New Hampshire 03801 (800) 225.1560

December 12, 2014

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sprague Resources LP
Registration Statement on Form S-3
Filed November 12, 2014
File No. 333-200148
Form 10-K for Fiscal Year Ended
December 31, 2013
Filed March 27, 2014
File No. 1-36137

Ladies and Gentlemen:

Set forth below are the responses of Sprague Resources LP (the “Partnership,” “we,” “us” or “our”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 3, 2014 with respect to the registration statement on Form S-3, filed by the Partnership on November 12, 2014 (the “Registration Statement”), and the annual report on Form 10-K for the fiscal year ended December 31, 2013, filed by the Partnership on March 27, 2014 (the “Annual Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Annual Report unless otherwise specified.

Registration Statement on Form S-3

1. Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Securities and Exchange Commission December 12, 2014 Page 2

Response:

We acknowledge the Staff’s comment and understand that the Staff will not be able to accelerate the effectiveness of the Registration Statement until we have cleared all comments on our periodic reports.

Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Gross Margin, page 43

2. Your disclosure states you define gross margin as net sales minus costs of products sold. Based on this definition, it appears your presentation of gross margin excludes depreciation and amortization. Please note the guidance per SAB Topic 11B which prohibits the presentation of a figure for income before depreciation and revise your presentation accordingly.

Response:

We acknowledge the Staff’s comment and respectfully submit that the presentation of gross margin and cost of products sold included in the Annual Report is consistent with the presentation of the same items in the registration statement relating to the initial public offering of common units representing limited partnership interests in the Partnership (the “IPO”) that was declared effective on October 16, 2013. In the first annual report on Form 10-K following the completion of the IPO, we felt it was important to be consistent with the presentation shown to investors in the IPO and presented cost of products sold excluding depreciation and amortization and a subtotal for “Gross margin” in the Annual Report. However, in light of the Staff’s comment, in future filings we will note that “Costs of products sold” excludes depreciation and amortization and we will remove the “Gross margin” subtotal appearing in our financial statements and “Selected Financial Data.”

Combined and Consolidated Statements of Stockholder’s/Member’s/Unitholders’ Equity, page F-6

3. Please revise to provide disclosure here or in a note showing the changes in each class of your common units. Refer to Rule 5-02(29) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the only changes in the Partnership’s common units relate to the issuance of units in connection with the IPO, which is described on pages F-16 and F-17 of the Annual Report in Note 2 to the consolidated financial statements, and the grant of restricted unit awards under the Partnership’s long-term incentive plan, which is described on page F-37 of the Annual Report in Note 20 to the consolidated financial statements.

Securities and Exchange Commission December 12, 2014 Page 3

In response to the Staff’s comment, the following table provides the information requested with respect to changes in each class of our common units:

	Common Units
	Public	Sprague Holdings	Total	Subordinated Units
Balance as of October 29, 2013	—	—	—	—
Units issued in connection with initial public offering	8,500,000	1,571,970	10,071,970	10,071,970
Restricted unit awards	6,666	—	6,666	—

Balance as of December 31, 2013	8,506,666	1,571,970	10,078,636	10,071,970

In future filings, we will include this information on the face of the combined and consolidated statements of stockholder’s/member’s/unitholders’ equity or in a separate note to the consolidated financial statements.

*    *    *    *    *

With respect to the Registration Statement, the Partnership acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[The remainder of this page is intentionally left blank.]

Securities and Exchange Commission December 12, 2014 Page 4

Please direct any questions that you have with respect to the foregoing to Adorys Velazquez of Vinson & Elkins L.L.P. at (212) 237-0036.

Very truly yours,

Sprague Resources LP

By:	Sprague Resources GP LLC,
its general partner

By:	/s/ Gary A. Rinaldi
Name:	Gary A. Rinaldi
Title:	Senior Vice President, Chief Operating Officer and Chief Finance Officer

Cc:	Parhaum J. Hamidi (Securities and Exchange Commission)
Jennifer O’Brien (Securities and Exchange Commission)
Kimberly Calder (Securities and Exchange Commission)
David C. Glendon (Sprague Resources LP)
Gary Rinaldi (Sprague Resources LP)
Adorys Velazquez (Vinson & Elkins L.L.P.)
Catherine Gallagher (Vinson & Elkins L.L.P.)
Mike Rosenwasser (Vinson & Elkins L.L.P.)